February 14, 2007

Mr. John Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: MetaMorphix, Inc.
    Amendment No. 2 to Registration Statement on Form 10-SB
    Filed December 15, 2006
    SEC File No. 000-51294
    Response to SEC comment letter dated January 12, 2007


Dear Mr. Reynolds:

         Enclosed please find our responses to your comments on our Amendment No. 2 to Form 10-SB, filed with the Commission on December 15, 2006. We have provided our responses in the form of a detailed cover letter to facilitate your review as you have requested.

         In connection with our responses to your comments, MetaMorphix, Inc. acknowledges that:

         a. We are responsible for the adequacy and accuracy of the disclosure in our filing,

         b. Staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

         c. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have listed your comments below, with our responses to those specific comments immediately following.

Thank you for your review of our filing.


Sincerely,

/s/ Thomas Prescott Russo

Thomas Prescott Russo
Executive Vice President and Chief Financial Officer


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GENERAL

     1. PLEASE UPDATE THE FOLLOWING SECTIONS: "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS," "EXECUTIVE COMPENSATION," "DESCRIPTION OF SECURITIES," AND "MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS."

     Management's response: In general, our disclosure dates correspond to our financial statement close dates. We would be unable to update these sections with information through December 31, 2006 prior to our 2006 year-end closing, including completion of the audit. We plan to begin our 2006 year-end closing process, including our audit, in early February 2007, with completion simultaneous with our planned filing of our Form 10-KSB on or before April 2, 2007. We will at that time include updated information through December 31, 2006.

ITEM 1.  DESCRIPTION OF BUSINESS, PAGE 2

GENERAL

     2. WE NOTE THAT YOU HAVE VARIOUS LICENSING AGREEMENTS. PLEASE ADD DISCLOSURE THAT PROVIDES THE RANGE OF FEES TO BE PAID BY THE COMPANY PURSUANT TO THESE AGREEMENTS.

     Management's response: All information regarding fees for the Marshfield license agreement and the GTG license agreement is subject to a confidential treatment request currently pending with the Commission. If we are required to disclose, we will do so with the planned filing of our 2006 Form 10-KSB on or before April 2, 2007.















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



OVERVIEW, PAGE 2

     3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT THREE FROM OUR LETTER DATED NOVEMBER 13, 2006. IN THE REVISED DISCLOSURE ON PAGE 2, WE NOTE YOUR STATEMENT THAT THE CONTRACTS CONTAIN "STANDARD FEE-PER-TEST TERMS." PLEASE EXPLAIN THESE STANDARD TERMS IN MORE DETAIL.

     Management's response: We will revise our future disclosures to state that test fees are based on a fixed schedule, with no volume obligations and range from $17 to $110 per sample tested. This revision will be included in our 2006 Form 10-KSB, which we plan to file on or before April 2, 2007.

ANIMAL GENOMICS, PAGE 4

     4. ON PAGE 6 WE NOTE DISCUSSION OF A LICENSE AGREEMENT WITH GENETIC TECHNOLOGIES LIMITED (GTG). PLEASE TELL US THE DATE OF THE LICENSE AGREEMENT. IF THE LICENSE AGREEMENT IS MATERIAL AND OCCURRED DURING THE PERIODS PRESENTED IN THE FINANCIAL STATEMENTS, PLEASE REVISE THE FOOTNOTES TO THE FINANCIAL STATEMENTS TO DISCLOSE ALL SIGNIFICANT TERMS AND CONDITIONS OF THE AGREEMENT INCLUDING, BUT NOT LIMITED TO, AMOUNTS DUE TO GTG AND THE DURATION OF THE AGREEMENT.

     Management's response: We will revise our future disclosure to include the date of the agreement, September 17, 2004. All information regarding fees for the GTG license agreement is subject to a confidential treatment request currently pending with the Commission. If we are required to disclose additional information, we will do so with the planned filing of our 2006 Form 10-KSB on or before April 2, 2007.

CELERA ACQUISITION, PAGE 9

     5. ON PAGE 10 YOU STATE YOU WERE $2,544,980 PAST DUE IN YOUR PAYMENTS TO CELERA. HOWEVER, IN THE RISK FACTORS ON PAGES 21 AND 22 YOU STATE YOU ARE $2,038,800 PAST DUE IN YOUR PAYMENTS TO CELERA. PLEASE RECONCILE THESE AMOUNTS AND REVISE THE DOCUMENT AS NEEDED.

     Management's response: We had disclosed on page 10 that $2,544,980 was past due OR PAYABLE WITHIN 12 MONTHS. The difference between the amount on page 10 and the amount on page 21 represents that which is payable within 12 months. We will make sure this is clarified in all future filings as applicable.

PERIODIC REPORTS

     6. REVISE THE PERIODIC REPORTS TO CONFORM TO THE REQUESTED CHANGES TO THE FORM 10-SB AS APPLICABLE.

     Management's response: We will make all applicable disclosures as discussed above in our December 31, 2006 Form 10-KSB, which we plan to file with the commission on or before April 2, 2007 and will make corresponding disclosures in our planned subsequent filings on Form 10-QSB.








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